[redacted]

SECU 09056833 SION

SEC Mail Processing Section
MAR 11 2009
Washington, DC
105

BD 4/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS F. OTTEN 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – *if individual, state last, first, middle name*)

800 East Wayzata Blvd. (Address) Wayzata (City) MN (State) 55391-1766 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

JOEP J HOGERVORST
Notary Public
Minnesota
My Commission Expires January 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COPELAND BUHL & CO

March 2, 2009

Doug Otten
Northern Securities, Inc.
PO Box 275
3003 Hamel Road
Medina, MN 55340-0275

Northern Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements pursuant to rule 15c3-3 under the exemption provision sub-paragraph (k) (1).

Sincerely,

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants
800 East Wayzata Boulevard
Wayzata, Minnesota 55391-1766

www.copelandbuhl.com
Telephone: 952.476.7100
Fax: 952.476.7123
Toll free: 877.476.7100